UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE READER’S DIGEST ASSOCIATION, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of class of securities)
755267101
(CUSIP number)
Clifton S. Robbins Blue Harbour Group, LP 240 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
July 5, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):		Blue Harbour Group, LP 56-2457376
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,435,400
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,435,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,435,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.7%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 984757104	13D	Page 3

1	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):		Blue Harbour Strategic Value Partners Master Fund, LP 98-0450159
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	5,366,230
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	5,366,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,366,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.6%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

CUSIP No. 984757104	13D	Page 4

1	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):		Blue Harbour Institutional Partners Master Fund, L.P. 98-0495357
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,069,170
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,069,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,069,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.1%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP

CUSIP No. 984757104	13D	Page 5

1	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):		Blue Harbour GP, LLC 20-1590782
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,435,400
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,435,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,435,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.7%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 984757104	13D	Page 6

1	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):		Blue Harbour Holdings, LLC 20-1590711
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6.435,400
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6.435,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6.435,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.7%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 984757104	13D	Page 7

1	NAME OF REPORTING PERSON: IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,435,400
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,435,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,435,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		6.7%
14	TYPE OF REPORTING PERSON:		IN

ITEM 1. SECURITY AND ISSUER.

The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (“Common Stock”), of The Reader's Digest Association, Inc., a Delaware corporation (the “Company”). The mailing address of the Company’s principal executive offices is Reader’s Digest Road, Pleasantville, New York 10570.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”); Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("BHIP" and, together with the Fund, the "Funds"); Blue Harbour GP, LLC, a Delaware limited liability company (“Fund GP”); Blue Harbour Group, LP, a Delaware limited partnership (“Manager”); Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”); and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”). The Funds, Fund GP, Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of the Funds, Fund GP, Manager and Manager GP is 240 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830, and Mr. Robbins’ business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

Each of the Funds is principally involved in the business of investing in securities. Fund GP is principally involved in the business of serving as the general partner of the Funds. Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for account of each of the Funds. Manager GP is principally involved in the business of serving as the general partner of Manager.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 6,435,400 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $99,359,060.

The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with working capital of each of the Funds, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Company's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

In connection with their investment in the Common Stock, the Reporting Persons have engaged in communications regarding such matters with members of management and the Board of Directors of the Company and may in the future engage in further communications with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D.

Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, the Fund beneficially owns an aggregate of 5,366,230 shares of Common Stock, representing approximately 5.6% of the outstanding shares of Common Stock and BHIP beneficially owns an aggregate of 1,069,170 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock. As of the date hereof, the 6,435,400 shares of Common Stock beneficially owned, in the aggregate, by the Funds, which shares of Common Stock may be deemed to be beneficially owned by each of the Fund GP, Manager, Manager GP, and Mr. Robbins, represent approximately 6.7% of the outstanding shares of Common Stock All percentages set forth in this paragraph are based on 96,369,633 shares of Common Stock outstanding as of April 28, 2006 as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006).

The Fund is the direct owner of 5,366,230 shares of Common Stock reported on this Statement and BHIP is the direct owner of 1,069,170 shares of Common Stock reporting on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Funds. Each of Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by the other.

(c)          Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Agreement as to Joint Filing of Schedule 13D, dated July 14, 2006, by and among the Fund, BHIP, Fund GP, Manager, Manager GP and Mr. Robbins.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 14, 2006	BLUE HARBOUR STRATEGIC VALUE PARTNERS MASTER FUND, LP

By: Blue Harbour GP, LLC, its general partner

By: /s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

By: Blue Harbour GP, LLC, its general partner

By: /s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR GP, LLC

By: Blue Harbour GP, LLC, its general partner

By: /s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR GROUP, LP

By: Blue Harbour GP, LLC, its general partner

By: /s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC

By: Blue Harbour GP, LLC, its general partner

By: /s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were effected in the open market, unless otherwise noted. The Funds have also entered into, and may from time to time enter into, purchases and sales of Common Stock between each other to rebalance their respective holdings at the discretion of the Manager.

Shares Purchased by the Fund

Number of Shares Purchased	Price Per Share	Date
125,780	13.78	July 5, 2005
172,000	13.86	July 6, 2006
75,700	13.88	July 7, 2006
3,750	13.88	July 10, 2006
60,870	13.88	July 11, 2006
400,910	13.94	July 12, 2006
307,720	13.86	July 13, 2006
192,400	13.89	July 14, 2006

Shares Purchased by BHIP

Number of Shares Purchased	Price Per Share	Date
28,520	13.78	July 5, 2005
39,100	13.86	July 6, 2006
17,200	13.88	July 7, 2006
850	13.88	July 10, 2006
13,830	13.88	July 11, 2006
91,190	13.94	July 12, 2006
69,880	13.86	July 13, 2006
43,600	13.89	July 14, 2006